MAIL STOP 03-06
	September 7, 2004
Judy Schuchart, Chief Financial Officer
Ames True Temper, Inc.
465 Railroad Avenue
Camp Hill, Pennsylvania 17011

	RE:	Ames True Temper, Inc.
		Registration Statement on Form S-4
		Filed on August 10, 2004
		Commission File No. 333-118086

Dear Ms Schuchart:

	This is to advise you that the staff has reviewed only those portions of the above filing that relate to the comments below.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your supplemental letter, you state that you will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the new notes to be acquired in the exchange offer, such a secondary resale transaction by such persons should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K. However, we note that your prospectus does not include such disclosure.
Please supplementally advise how you intend to make the offerees aware of the above-mentioned position.
2. Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Exchange Offer - Page 43

Expiration Date; Extension; Amendments - Page 45
3. You state that you will not be obligated to publish, advertise, or otherwise communicate any announcement of extension, amendment, or termination of the exchange offer, other than by making a timely release to an appropriate news agency. Please supplementally explain how this policy is consistent with the Commission guidance given in
Section II. C. of Exchange Act Release No. 43069 (July 31, 2000).

Consequences of Failure to Exchange - Page 50
4. Here, you state that holders of the original note who do not tender will not have any further registration rights. On page 49, however, you indicate that you are required to file a shelf registration statement with respect to original notes if certain holders of unregistered notes so request. Please reconcile or clarify.

Signatures
5. As required by Instruction 1 to the Signature requirements of the Form, the signatures of the controller or principal accounting officer and at least a majority of the board of directors must be included. Please include the appropriate signatures or titles.

Exhibits
6. Please file the missing exhibits including the legality opinion. After reviewing the exhibits, we may have further comments.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions to S. Richard Lee at (202) 942-2854 or to the undersigned at (202) 942-2948.

				Sincerely,


				Nicholas Panos
				Special Counsel


cc: 	Michael R. Littenberg, Esq.
	Schulte Roth & Zabel LLP
	(fax: 212-593-5955)

Ames True Temper, Inc.
9/7/04
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